3-1-02

779210

02017386

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# Form 6-K

**REPORT OF FOREIGN ISSUER**

**PURSUANT TO RULE 13a-16 OR 15d-16**
**OF THE SECURITIES EXCHANGE ACT OF 1934**

REC'D S.E.C.
MAR 8 2002
080

For the month of March 2002

Carmel Container Systems Ltd.
(Translation of registrant's name into English)

2 Chalamish Street, Caesarea Industrial Park, Caesarea, Israel 38900
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

PROCESSED
MAR 19 2002
THOMSON
FINANCIAL

The following is included in this Report on Form 6-K:

1. Notice sent to the Israeli Registrar of Companies dated March 7, 2002 in Hebrew with English translation.

# BALTER, GUTH, ALONI & CO.
# בלטר, גוט, אלוני ושות'

*Tel Aviv Jerusalem Tiberias Haifa*

*Law Offices*




Tel Aviv, 7 March, 2002

*Via Facsimile*

Registrar of Companies
P.O. Box 767
Jerusalem 91007

*Fax No.: 02-6222847*

**RE: CARMEL CONTAINER SYSTEMS LTD.
PUB. CO. NO.: 52-003573-4
IMMEDIATE REPORT**

Gentlemen/Ladies:

Carmel Container Systems Ltd. (hereinafter, the "**Company**") hereby gives notice that on March 5, 2002 the Board of Directors of the Company approved the Company's financial statements for the year ending on December 31, 2001.

Attached hereto are copies of the Company's financial statements.

Sincerely yours,
BALTER, GUTH, ALONI & CO.

*By:* ______________________
Yossi Luzon, Adv.

c.c.: Carmel Container Systems Ltd.
Fax No.: 04-623-9370

F:\APPS\MAS|G\DOCS\fr#2\44\0000137.doc


2 Kaufman Street ● Textile Center ● Tel Aviv 68012 ● Israel
Tel: +972-3-511-1111 ● Fax: +972-3-510-2678 ● E-Mail: bgalaw@bgalaw.co.il

**בלטר, גוט, אלוני ושות׳** משרד עורכי דין
**BALTER, GUTH, ALONI & CO.** LAW OFFICES

**תל אביב**, בית הטקסטיל, רחוב קויפמן 2, 68012, טל׳ 03-5111111
ת.ד. 50207 תל אביב 61501, פקסימילה: 03-5102166
דואר אלקטרוני: E-MAIL: BGALAW@BGALAW.CO.IL

**ירושלים**, רחוב הלל 23, קומה 6, 94581, טל׳ 02-6233250
ת.ד. 2430 ירושלים 91023, פקסימילה: 02-6233248
דואר אלקטרוני: E-MAIL: EGUTH@BGALAW.CO.IL

**חיפה**, חלונות חסיטי - בניין אורן, רחוב פל-ים 2, 33095
טלי 04-8667733 פקסימיליה: 04-8673058
דואר אלקטרוני: E-MAIL: BGALAW@BGALAW.CO.IL

**טבריה**, רחוב הקישון, 14201, טל׳ 04-6722815
ת.ד. 1685 טבריה 14116, פקסימילה: 04-6723183
דואר אלקטרוני: E-MAIL: ATZUR@BGALAW.CO.IL

**אתר אינטרנט:** HTTP://WWW.BGALAW.CO.IL

משה בלטר *
אהוד גוט *
שאול אלוני
ד״ר מאיר רוזן
יעקב לירן ****
יוחנן וינר
אבנר צור
גילה אורגל ****
זאב סלילת
אבי גרא (רו״ח)
גיורא מיכאלי
ליאורה קלטניק
מרק פלורסהיים *
אסתר זנדר
יוסף רוטנברג
יאיר סלומון
סמדר וינרב
חנן דורון
יצחק חלוי
ארנון דראל
יהונתן בר-שדה
זיוה ציפין ****
זמירה קוינט
אסנת רזון
צוון לוי
רביד פז
יפעת נפתלי
אורן נתיב
לימור סובול
שרון אבנו
אורית וינר
דוד עברי
אהוד רוקח
אליין גורטלר-כהן **
גרי ספיוסף ***
מרב ניב
מוטי קראוס
שרון מונטיפיורי
דוד בוטסון
לילך רזניק
טלי ענבר
מיכל בר שלום
יוחאי בנשא
מירי אולאי
הילה כהלר-דונגי
זהר סוחוליצקי
נרם אבו-חיט
שביט ירדן
עמית כהן
ראמי נאסר
רועי פרידמן
יואב רבינא
שלמה שטיינר
אמור זימן
אמיתי שפירא
רוני בן יצחק
אייל בר אליעוך
שיראל גוטמן-עמירה
אורי דדן
ארז כהן
יוסי לוזון
אדהם ספדי
ענת בלייכר
מירב שלמה
הילה תירוש
בדר רוק
הילה צור

* חבר לשכת עורכי הדין מניו יורק
** חבר לשכת עורכי הדין באונטריו (קנדה)
*** חבר לשכת עורכי הדין בויקטוריה, אוסטרליה
**** מסדיון

לכבוד
רשם החברות
רח׳ יפו 97, בנין כלל
ת.ד. 767
ירושלים 91007
פקס: 02-6222847
ג.א.נ.,

תל אביב: 7.3.2002
סימוכין: כר /44/2

**הנדון: כרמל מערכות מיכלים בע״מ**
**ח.צ. 52-003573-4**
**דיווח מיידי**

כרמל מערכות מיכלים בע״מ (להלן: ״החברה״) מודיעה בזאת כי דירקטוריון החברה אישר ביום 5 במרץ 2002 את הדו״חות הכספיים השנתיים של החברה ליום 31 בדצמבר 2001.

מצ״ב העתק מהדו״חות הכספיים של החברה.

בכבוד רב

בלטר, גוט, אלוני ושות׳ - עורכי דין
יוסי לחון, עו״ד

העתק:
כרמל מערכות מיכלים בע״מ 04-6239370

F:\apps\masig\docs\fr#2\44\0000133.doc

ERNST & YOUNG

■ Kost Forer & Gabbay
3 Aminadav St.
Tel-Aviv 67067, Israel

■ Phone: 972-3-6232525
Fax: 972-3-5622555

# REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

CARMEL CONTAINER SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Carmel Container Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, whose assets included in the consolidation constitute approximately 20% and 22% of total consolidated assets as of December 31, 2000 and 2001, respectively, and whose revenues included in the consolidation constitute approximately 31%, 30% and 29% of total consolidated revenues for each of the three years ended December 31, 1999, 2000 and 2001, respectively. The financial statements of those companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies is based on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States and in Israel, including those prescribed by the Israeli Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United States (see Note 21 to the consolidated financial statements).

As explained in Note 2, the consolidated financial statements referred to above have been prepared on the basis of historical cost adjusted to reflect the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Kost Forer and Gabbay
KOST FORER & GABBAY
A Member of Ernst & Young International

Tel-Aviv, Israel
March 5, 2002

# CARMEL CONTAINER SYSTEMS LTD.

## AND SUBSIDIARIES

## CONSOLIDATED FINANCIAL STATEMENTS

## AS OF DECEMBER 31, 2001

## ADJUSTED TO THE NIS OF DECEMBER 2001

## INDEX


| | Page |
|---|---|
| Report of Independent Auditors | F-2 |
| Consolidated Balance Sheets | F-3 - F-4 |
| Consolidated Statements of Operations | F-5 |
| Statements of Changes in Shareholders' Equity | F-6 |
| Consolidated Statements of Cash Flows | F-7 - F-8 |
| Notes to Consolidated Financial Statements | F-9 - F-47 |
| List of Investees | F-48 |


- - - - - - - - - - -

ERNST & YOUNG

- Kost Forer & Gabbay
3 Aminadav St.
Tel-Aviv 67067, Israel

- Phone: 972-3-6232525
Fax: 972-3-5622555

# REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

CARMEL CONTAINER SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Carmel Container Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, whose assets included in the consolidation constitute approximately 20% and 22% of total consolidated assets as of December 31, 2000 and 2001, respectively, and whose revenues included in the consolidation constitute approximately 31%, 30% and 29% of total consolidated revenues for each of the three years ended December 31, 1999, 2000 and 2001, respectively. The financial statements of those companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies is based on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States and in Israel, including those prescribed by the Israeli Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United States (see Note 21 to the consolidated financial statements).

As explained in Note 2, the consolidated financial statements referred to above have been prepared on the basis of historical cost adjusted to reflect the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv, Israel
March 5, 2002

KOST FORER & GABBAY
A Member of Ernst & Young International

## CONSOLIDATED BALANCE SHEETS

**Adjusted to the NIS of December 2001**

| | December 31, 2000 | December 31, 2001 | Convenience translation (Note 2c) December 31, 2001 |
|---|---|---|---|
| | Adjusted NIS | | U.S. $ |
| | (In thousands) | | |
| ASSETS | | | |
| CURRENT ASSETS: | | | |
| Cash and cash equivalents | 483 | 460 | 104 |
| Trade receivables, (net of allowance for doubtful accounts of NIS 5,355 thousand and NIS 3,510 thousand as of December 31, 2000 and 2001, respectively) (Note 3) | 119,697 | 103,800 | 23,505 |
| Other accounts receivable and prepaid expenses (Note 4) | 6,051 | 5,428 | 1,229 |
| Inventories (Note 5) | 61,957 | 51,631 | 11,692 |
| | 188,188 | 161,319 | 36,530 |
| SEVERANCE PAY FUND, NET (Note 12) | - | 13 | 3 |
| PROPERTY AND EQUIPMENT, NET (Note 6) | 157,305 | 141,315 | 32,001 |
| | 345,493 | 302,647 | 68,534 |

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
Adjusted to the NIS of December 2001

| | December 31, 2000 | December 31, 2001 | Convenience translation (Note 2c) December 31, 2001 |
|---|---|---|---|
| | Adjusted NIS | | U.S. $ |
| | (In thousands) | | |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | |
| CURRENT LIABILITIES: | | | |
| Short-term credit from banks and others (Note 8) | 29,023 | 11,283 | 2,555 |
| Current maturities of long-term loans and debentures (Note 11) | 19,049 | 23,623 | 5,349 |
| Trade payables (Note 9) | 56,185 | 54,748 | 12,398 |
| Other accounts payable and accrued expenses (Note 10) | 19,195 | 14,034 | 3,179 |
| | 123,452 | 103,688 | 23,481 |
| LONG-TERM LIABILITIES: | | | |
| Long-term loans from banks (Note 11) | 49,224 | 46,497 | 10,529 |
| Other long-term loans (Note 11) | 17,020 | 10,886 | 2,465 |
| Accrued severance pay, net (Note 12) | 374 | - | - |
| Deferred income taxes (Note 16g) | 18,663 | 13,401 | 3,035 |
| | 85,281 | 70,784 | 16,029 |
| CONTINGENT LIABILITIES AND COMMITMENTS (Note 13) | | | |
| MINORITY INTEREST IN SUBSIDIARY | 11,643 | 11,421 | 2,586 |
| SHAREHOLDERS' EQUITY (Note 15): | | | |
| Share capital: | | | |
| Ordinary shares of NIS 1.0 par value: 10,000,000 shares authorized at December 31, 2000 and 2001; 2,520,000 issued and outstanding at December 31, 2000 and 2001 | 22,695 | 22,695 | 5,139 |
| Additional paid-in capital | 43,458 | 43,458 | 9,841 |
| Retained earnings | 63,038 | 54,675 | 12,381 |
| | 129,191 | 120,828 | 27,361 |
| Less - shares held by subsidiary | 4,074 | 4,074 | 923 |
| | 125,117 | 116,754 | 26,438 |
| | 345,493 | 302,647 | 68,534 |

The accompanying notes are an integral part of the consolidated financial statements.

| March 5, 2002 | | | |
|---|---|---|---|
| Date of approval of financial statements | Robert Kraft<br>Chairman of the Board of Directors | Ya'acov Yerushalmi<br>Vice Chairman of the Board of Directors | Doron Kempler<br>General Manager |

## CONSOLIDATED STATEMENTS OF OPERATIONS

**Adjusted to the NIS of December 2001**

| | Year ended December 31, | | | Convenience translation (Note 2c) Year ended December 31, |
|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2001 |
| | Adjusted NIS | | | U.S. $ |
| | (In thousands, except per share data) | | | |
| Revenues from sales, net (Note 20) | 400,730 | 387,410 | 334,963 | 75,852 |
| Cost of revenues (Note 19a) | 331,556 | 335,598 | 302,711 | 68,549 |
| Gross profit | 69,174 | 51,812 | 32,252 | 7,303 |
| Selling and marketing expenses (Note 19b) | *) 17,465 | 17,719 | 17,294 | 3,916 |
| General and administrative expenses (Note 19c) | *) 21,211 | 25,783 | 18,621 | 4,217 |
| | 38,676 | 43,502 | 35,915 | 8,133 |
| Operating income (loss) | 30,498 | 8,310 | (3,663) | (830) |
| Financial expenses, net (Note 19d) | (11,135) | (8,134) | (10,395) | (2,354) |
| | 19,363 | 176 | (14,058) | (3,184) |
| Other income, net (Note 19e) | 44 | 704 | 146 | 33 |
| Income (loss) before taxes on income | 19,407 | 880 | (13,912) | (3,151) |
| Taxes on income (tax benefit) (Note 16) | 7,005 | (604) | (5,327) | (1,207) |
| Income (loss) after taxes on income | 12,402 | 1,484 | (8,585) | (1,944) |
| Minority interest in losses (earnings) of a subsidiary | (220) | (521) | 222 | 50 |
| Net income (loss) | 12,182 | 963 | (8,363) | (1,894) |
| Basic net income (loss) per NIS 1 par value of shares (in adjusted NIS) **) | 4.79 | 0.38 | (3.48) | (0.79) |
| Weighted average number of shares outstanding during the year (in thousands) | 2,509 | 2,491 | 2,400 | 2,400 |

*) Reclassified.

**) All outstanding stock options have been excluded from the calculation of the net loss per share, because all the outstanding stock options are anti-dilutive for all periods presented.

The accompanying notes are an integral part of the consolidated financial statements.

## STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

### Adjusted to the NIS of December 2001

| | Share capital (Note 15) | Additional paid-in capital | Deferred stock compensation | Retained earnings | Less -shares held by subsidiary | Total shareholders' equity |
|---|---|---|---|---|---|---|
| | | | Adjusted NIS (In thousands) | | | |
| Balance at January 1, 1999 | 22,695 | *) 43,458 | (99) | 49,893 | (286) | 115,661 |
| Amortization of deferred stock compensation | - | *) - | *) 99 | - | - | 99 |
| Net income | - | - | - | 12,182 | - | 12,182 |
| Balance at December 31, 1999 | 22,695 | 43,458 | - | 62,075 | (286) | 127,942 |
| Purchase of shares by subsidiary | - | - | - | - | (3,788) | (3,788) |
| Net income | - | - | - | 963 | - | 963 |
| Balance at December 31, 2000 | 22,695 | 43,458 | - | 63,038 | (4,074) | 125,117 |
| Net loss | - | - | - | (8,363) | - | (8,363) |
| Balance at December 31, 2001 | 22,695 | 43,458 | - | 54,675 | (4,074) | 116,754 |

| | | | Convenience translation into U.S. $ (Note 2c) (In thousands) | | | |
|---|---|---|---|---|---|---|
| Balance at January 1, 2001 | 5,139 | 9,841 | - | 14,275 | (923) | 28,332 |
| Net loss | - | - | - | (1,894) | - | (1,894) |
| Balance at December 31, 2001 | 5,139 | 9,841 | - | 12,381 | (923) | 26,438 |

*) Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

**Adjusted to the NIS of December 2001**

| | Year ended December 31, | | | Convenience translation (Note 2c) Year ended December 31, |
|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2001 |
| | | Adjusted NIS | | U.S. $ |
| | | (In thousands) | | |
| Cash flows from operating activities | | | | |
| Net income (loss) | 12,182 | 963 | (8,363) | (1,894) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | | |
| Minority interest in subsidiary | 220 | 521 | (222) | (50) |
| Depreciation | 26,208 | 26,828 | 25,633 | 5,805 |
| Deferred income taxes, net | 6,898 | (604) | (5,327) | (1,207) |
| Accrued severance pay, net | 227 | (32) | (387) | (88) |
| Capital gain on sale of property and equipment, net | (44) | (174) | (146) | (33) |
| Erosion of long-term loans and other | 273 | (13) | (131) | (28) |
| Amortization of deferred stock compensation | 99 | - | - | - |
| Decrease (increase) in trade receivables | (18,169) | 8,484 | 15,897 | 3,600 |
| Decrease in other accounts receivable and prepaid expenses | 2,943 | 119 | 665 | 151 |
| Decrease in inventories | 1,269 | 1,311 | 10,326 | 2,338 |
| Decrease in trade payables | (2,932) | (7,860) | (1,437) | (325) |
| Increase (decrease) in other accounts payable and accrued expenses | 1,228 | (1,315) | (3,340) | (756) |
| Net cash provided by operating activities | 30,402 | 28,228 | 33,168 | 7,513 |
| Cash flows from investing activities | | | | |
| Purchase of property and equipment | *) (15,157) | (27,207) | (10,131) | (2,295) |
| Proceeds from investment grants | *) 85 | 41 | - | - |
| Proceeds from sale of property and equipment | 701 | 17,655 | 634 | 143 |
| Net cash used in investing activities | (14,371) | (9,511) | (9,497) | (2,152) |

*) Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 2001

| | Year ended December 31, 1999 | Year ended December 31, 2000 | Year ended December 31, 2001 | Convenience translation (Note 2c) Year ended December 31, 2001 |
|---|---|---|---|---|
| | Adjusted NIS (In thousands) | | | U.S. $ |
| Cash flows from financing activities | | | | |
| Purchase of shares by subsidiary | - | (3,788) | - | - |
| Proceeds from long-term loans | 22,311 | 40,194 | 14,994 | 3,395 |
| Principal payments of long-term loans | (23,180) | (40,765) | (19,154) | (4,337) |
| Principal payments of loans from a related party | - | (1,520) | (1,794) | (406) |
| Short-term credit from bank and others, net | (15,318) | (12,759) | (17,740) | (4,018) |
| Net cash used in financing activities | (16,187) | (18,638) | (23,694) | (5,366) |
| Increase (decrease) in cash and cash equivalents | (156) | 79 | (23) | (5) |
| Cash and cash equivalents at the beginning of the year | 560 | 404 | 483 | 109 |
| Cash and cash equivalents at the end of the year | 404 | 483 | 460 | 104 |
| Cash paid during the year for | | | | |
| Interest | 9,279 | 8,442 | 8,349 | 1,891 |
| Income taxes | 671 | 28 | 21 | 5 |

The accompanying notes are an integral part of the consolidated financial statements.

## NOTE 1:- GENERAL

a. Carmel Container Systems Ltd. ("Carmel Systems" or "the Company"), an Israeli corporation, is an industrial company. The products of the Company and its subsidiaries ("the Group") are marketed in Israel, Egypt, Jordan and South America.

The Group designs, manufactures and markets shipping containers and corrugated cardboard panels, triple-walled cardboard containers, corrugated cardboard and other types of paper consumer packaging, as well as wooden pallets. The Group's sales are to a large number of customers mainly in Israel.

b. Definitions:

In these financial statements:

| | | |
|---|---|---|
| The Company | - | Carmel Containers Systems Ltd.. |
| The Group | - | Carmel Containers System Ltd. and its subsidiaries (refer to enclosed list). |
| Subsidiaries | - | Companies in which more than 50% of the voting equity is owned or controlled by the Company (as defined in Opinion 57 of the Institute of Certified Public Accountants in Israel) and whose accounts are consolidated with those of the Company. |
| Jointly controlled entity | - | a company owned by several entities among which there is a contractual consent for joint control, and whose accounts are consolidated with those of the Company using the proportionate consolidation method. |
| Related parties | - | as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel and as defined in the Securities Regulations (Preparation of Annual Financial Statements), 1993. |

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements presented herein are prepared in accordance with generally accepted accounting principles ("GAAP") in Israel, which differ in certain respects from those followed in the United States, as described in note 21.

a. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial statements in adjusted New Israeli Shekels:

1. The Group maintains its accounting records in nominal New Israeli Shekels (NIS). In accordance with the Statements of the Institute of Certified Public Accountants in Israel, all the amounts in the financial statements (including comparative figures) are presented in adjusted NIS, which have a constant purchasing power. The purchasing power of adjusted NIS reflects the average price level in December 2001, according to the Israeli Consumer Price Index ("CPI") published on January 15, 2002 (170.9 points on the average basis of 1993 = 100).

2. The adjusted amounts of non-monetary assets do not necessarily represent realizable value or current economic value, but only the original historical cost of those assets in terms of adjusted NIS.

3. The term "cost" in these consolidated financial statements signifies cost in adjusted NIS.

c. Principles of adjustments:

1. Balance sheet:

a) Non-monetary items (items whose amounts in the balance sheet reflect their nominal amounts upon acquisition or incurrence, see below) have been adjusted on the basis of the changes in the Israeli Consumer Price Index since their acquisition or incurrence.

Items which were treated as non-monetary include: inventories, property and equipment and the related accumulated depreciation, share capital and additional paid-in capital derived from cash received from shareholders.

b) Minority interest in subsidiary and the related operating results for the reported year, are included on the basis of the adjusted financial statements of that company.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c) Deferred income taxes are computed based on the adjusted figures (see j. below).

d) Monetary items (items whose amounts in the balance sheet reflect current or realizable values) are presented in the balance sheet as of December 31, 2001 in their nominal amounts (comparative figures have been adjusted to the December 2001 Israeli Consumer Price Index).

2. Statement of operations:

a) The components of the statement of operations (except for financing), relating to transactions carried out during the year - sales, purchases, labor costs, etc., have been adjusted at monthly indices at the time the related transactions were carried out or paid. The erosion of monetary balances relating to the aforesaid transactions has been included in financial income or expenses.

b) The components of the statement of operations relating to non-monetary items included in the balance sheet, (such as changes in inventories, depreciation, capital gains and minority interest in subsidiary) have been adjusted on the same basis used for the adjustment of the related balance sheet items.

c) The components of the statement of operations relating to provisions included in the balance sheet, such as liability in respect of accrued severance pay and accrued vacation pay, have been included according to the analysis of the adjusted change in the related balance sheet items after their relative cash flows are taken into account.

d) Income taxes:

Current taxes include payments on account during the year and the amounts outstanding as of balance sheet date (or net of the amounts claimed as returns as of balance sheet date). The payments on account have been adjusted on the basis of the Israeli Consumer Price Index on the date of each payment, whereas the amounts outstanding (or claimed as refunds) were included without adjustment. In this manner, the current taxes also include the expense which derives from the erosion of the value of the payments on account from the date of payment to the end of the year.

As for deferred income taxes, see j. below.

e) The financing item, net, reflects real financial income and expenses, as well as the erosion of monetary balances during the year.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3. Convenience translation into U.S. dollars:

The adjusted financial statements as of December 31, 2001 and for the year then ended, have been translated into U.S. dollars using the representative exchange rate of the U.S. dollars as of such date (U.S.$ 1 = NIS 4.416). The translation was made solely for the convenience of the readers. It should be noted that the adjusted New Israeli Shekel figures do not necessarily represent the current costs of the various elements presented, and that the translated U.S. dollar figures should not be construed to represent amounts receivable or payable in dollars, or convertible into dollars, unless otherwise indicated in these statements.

4. Data regarding Israeli Consumer Price Index and exchange rates of foreign currency:

1. Assets and liabilities in or linked to foreign currency are included in the financial statements according to the representative exchange rates as published by the Bank of Israel on December 31, 2001.

2. Assets and liabilities linked to the Israeli Consumer Price Index are included in the financial statements according to the relevant index for each asset or liability.

The following are details of the Israeli Consumer Price Index and the exchange rate of the U.S. dollar:

| At December 31,: | Israeli Consumer Price Index points *) | Exchange rate of the U.S. dollar NIS |
|---|---|---|
| 2001 | 170.9 | 4.416 |
| 2000 | 168.5 | 4.041 |
| 1999 | 168.5 | 4.153 |
| 1998 | 166.3 | 4.160 |
| Changes during the year: | % | % |
| 2001 | 1.4 | 9.3 |
| 2000 | - | (2.7) |
| 1999 | 1.3 | (0.2) |

*) According to the Israeli Consumer Price Index for the month ending on the balance sheet date on an average basis of 1993 = 100.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d. Principles of consolidation:

The consolidated financial statements include the accounts of Carmel Systems and its over 50% controlled subsidiaries and a jointly controlled entity (see list of investees). Intercompany balances and transactions among the Company and the subsidiaries (wholly consolidated or consolidated using the proportionate consolidation method) have been eliminated in consolidation. As for tax aspects, see j. below.

e. Cash equivalents:

Cash equivalents are considered by the Company to be highly liquid investments, which include unrestricted short-term bank deposits originally purchased with maturities of three months or less.

f. Allowance for doubtful debts:

Such allowance is determined in respect of specific debts which, based on management's estimation, are doubtful of collection.

g. Inventories:

Inventories are stated at the lower of cost or market value. Cost of inventories is determined on the following basis:

Raw materials and goods in transit - using the "first-in, first-out" method.

Supplies and packaging materials - on the basis of moving-average cost.

Work in progress and finished products - on the basis of computed manufacturing costs.

h. Property and equipment:

1. The assets are stated at cost, net of related investment grants received from the State of Israel under the terms of the Law for the Encouragement of Capital Investments and net of accumulated depreciation. Cost of pallets and spare parts are stated as base stock.

2. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

| | % |
|---|---|
| Buildings | 8 |
| Machinery and equipment | 6 - 10 |
| Motor vehicles and forklifts | 10 - 15 |
| Office furniture and equipment | 6 - 20 |
| Leasehold improvements | over the term of the lease |

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment, providing for any possible impairment losses, based upon the carrying amount and fair value of such assets. As of December 31, 2001, no impairment losses have been identified.

i. Sale - leaseback transaction:

The Company accounts for sales with leasebacks in accordance with Statement of Financial Accounting Standards ("SFAS") 28, "Accounting for Sales With Leasebacks".

The Company entered into two sale - leaseback transactions of machinery and equipment. The first transaction occurred in September 1998 for the aggregate amount of NIS 14,139 thousand and the second transaction occurred in October 2000 for the aggregate amount of NIS 16,869 thousand. The unearned gain is immaterial. The Company retains the option to purchase the machinery and equipment at the end of the lease period.

The leases are capital leases for a period of four years and five years, respectively.

The Company depreciates the leased machinery and equipment over the remaining estimated useful lives of the machinery and equipment (approximately ten years).

j. Deferred income taxes:

1. Deferred income taxes are computed in respect of temporary differences between the carrying amounts of the assets and liabilities included in these financial statements and those to be considered for tax purposes. As for the main components in respect of which deferred income taxes have been included, see Note 16g.

2. Deferred income tax balances are computed at the enacted tax rate expected to be effect at the time when these taxes will be released to the statement of income. The amount presented in the statement of income represents the changes in the said balances during the reported year.

3. The Company has not recorded deferred income taxes for the realization of investments in subsidiaries that management intends to retain. Similarly, deferred income taxes have not been provided for future taxable distributions from subsidiaries, since it is the Company's policy not to initiate a distribution of dividend that involves an additional tax liability to the Group.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k. Revenue recognition:

Revenues from sales net of discounts are recognized when delivery of the products has occurred, the fee is fixed or determinable, collectibility is probable, persuasive evidence of an agreement exists and no significant obligations remain.

l. Earnings per share:

Earnings per share are computed based on the weighted average number of shares outstanding during the year, in accordance with Opinion 55 of the Institute of Certified Public Accountants in Israel.

m. Derivative financial instruments:

The Company enters into call option contracts to hedge certain of its balance sheet exposure against changes in foreign currency exchange rates and in changes in the CPI. Such exposure is a result of the portion of the Company's assets and liabilities that are denominated in currencies other than NIS or indexed to the CPI. When foreign exchange or CPI contracts hedge balance sheet exposure, such effects are recognized when the exchange rate or CPI changes. Because the impact of changes in currency exchange rates on the underlying foreign currency denominated assets and liabilities is off set by these hedging instruments, the Company's risk from hedging these assets and liabilities is reduced.

The unrealized gains and losses due to the hedging transaction designated to reduce the Company's exposure to foreign currency risk included in the statement of income, are insignificant.

All of the foreign exchange contracts will be completed by March 12, 2002.

The Company neither holds nor issues financial instruments for trading or speculative purposes.

The Company had foreign exchange contracts of NIS 6,182 thousand and CPI contracts of NIS 5,000 thousand outstanding at December 31, 2001.

n. Advertising expenses:

Advertising expenses are carried to the statement of income as incurred. Advertising expenses for the years ended December 31, 1999, 2000 and 2001, were approximately NIS 384 thousand, NIS 422 thousand and NIS 251 thousand ($ 57 thousand), respectively.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o. Severance pay:

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 1999, 2000 and 2001, amounted to approximately NIS 2,591 thousand, NIS 2,512 thousand and NIS 2,287 thousand, respectively.

p. Fair value of financial instruments:

The following disclosures of the estimated fair value of financial instruments have been determined by the Company using available market information and valuation methodologies described below. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that the company could realize in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

The carrying values of cash and cash equivalents, trade receivables, short-term credit from banks and others and trade payables approximate their fair values due to the short-term maturities of these instruments.

The carrying amount of most of the Company's long-term borrowing arrangements approximates their fair value. The fair value of the Company's long-term borrowings is estimated using discounted cash flows analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. Capital lease obligations at the carrying amount of NIS 13,900 thousands that bear interest of 9.3% have an approximate fair value of NIS 13,500 thousands. As of December 31, 2000 the carrying amount of the capital lease obligations approximates its fair value.

q. Accounting for stock based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), are provided in Note 15.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r. Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

The Company's cash and cash equivalents are invested in deposits in major Israeli banks. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries. The Company performs ongoing credit evaluations of its debtors. In management's estimations, the allowance for doubtful debts adequately covers anticipated losses in respect of its accounts receivable credits risks.

s. Reclassification:

Certain amounts from prior years have been reclassified to conform with current period presentation.

t. Adoption of recently issued accounting standards and their impact on the financial statements

1. In May 2001, the Israel Accounting Standards Board published Accounting Standard No. 7 regarding post balance sheet events, and Accounting Standard No. 8 regarding discontinuing operations and in July 2001, Accounting Standard No. 11 regarding segment reporting and in October 2001, Accounting Standard No. 12 regarding the discontinuance of adjusting of financial statements for inflation (see 2. below), and Accounting Standard No. 13 regarding the effects of changes in foreign exchange rates.

   Accounting Standard No. 7 contains the conditions for post balance sheet events that require adjustments and post balance sheet events that are non-adjusting events, including rules such as accounting for dividend that are different from those applied until now. Accounting Standard No. 7 will apply to financial statements for periods ending on or after December 31, 2001.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accounting Standard No. 8 prescribes provisions for presentation and disclosure with regard to the treatment of discontinued operations, among them provisions regarding presentation which are different from those applied until now. Accounting Standard No. 8 will apply to financial statements for periods beginning on or after January 1, 2002.

Accounting Standard No. 11 prescribes provisions with respect to segment reporting. Accounting Standard No. 11 is based on International Accounting Standard No. 14, pursuant to which the Company prepared its financial statements, since International Standard No. 14 constituted the accepted practice in Israel. Accounting Standard No. 11 will apply to financial statements for periods beginning January 1, 2002.

Accounting Standard No. 13 prescribes provisions with respect to the effects of changes in foreign exchange rates. This Standard replaces Interpretation No. 8 and Interpretation No. 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which are eliminated at the time of discontinuance of the adjustment of the financial statements. The Standard deals with translation of foreign transactions and translation of financial statements of foreign operations for the purpose of their inclusion in the financial statements of the reporting company. The translation principles of Accounting Standard No. 13 are different from those applied until now. Accounting Standard No. 13 will apply to financial statements for periods beginning after December 31, 2002.

Management does not anticipate that the adoption of the new Standards, as discussed above, will have a significant effect on its results of operations, financial position and cash flows.

2. Discontinuance of adjusting financial statements:

During October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 which deals with the discontinuance of adjusting financial statements. According to this Standard, beginning January 1, 2003, financial statements will discontinue to be adjusted for inflation in Israel. Until December 31, 2002, the Company will continue to prepare adjusted financial statements in conformity with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2002, will serve as the starting point for nominal financial reporting beginning January 1, 2003.

## NOTE 3:- TRADE RECEIVABLES

a. Composition:

| | December 31, | | Convenience translation December 31, |
|---|---|---|---|
| | 2000 | 2001 | 2001 |
| | Adjusted NIS | | U.S. $ |
| | (In thousands) | | |
| Open accounts | 115,713 | 94,482 | 21,395 |
| Notes receivable | 9,339 | 12,828 | 2,905 |
| | 125,052 | 107,310 | 24,300 |
| Less - allowance for doubtful debts | 5,355 | 3,510 | 795 |
| | 119,697 | 103,800 | 23,505 |

b. As for balances with related parties, see Note 18b.

## NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

| | | | |
|---|---|---|---|
| Related parties (1) | 664 | 692 | 157 |
| Employees | 146 | 130 | 29 |
| Government authorities | 305 | 415 | 94 |
| Deferred income taxes (2) | 578 | 620 | 140 |
| Prepaid expenses | 1,222 | 976 | 221 |
| Other receivables | 3,136 | 2,595 | 588 |
| | 6,051 | 5,428 | 1,229 |

(1) See Note 18b.
(2) See Note 16g.

## NOTE 5:- INVENTORIES

| | | | |
|---|---|---|---|
| Raw materials | 36,180 | 29,969 | 6,786 |
| Supplies and packaging materials | 2,004 | 2,385 | 540 |
| Work in progress | 3,178 | 1,824 | 414 |
| Finished products | 12,410 | 12,101 | 2,740 |
| | 53,772 | 46,279 | 10,480 |
| Goods in transit | 8,185 | 5,352 | 1,212 |
| | 61,957 | 51,631 | 11,692 |

## NOTE 6:- PROPERTY AND EQUIPMENT

a. Composition:

| | Freehold land and buildings | Machinery and equipment *)**) | Motor vehicles and forklifts | Office furniture and equipment | Leasehold improvements | Pallets and spare parts - base stock | Total | Convenience translation Total |
|---|---|---|---|---|---|---|---|---|
| | Adjusted NIS (In thousands) | | | | | | | U.S. $ |
| Cost at January 1, 2001 | 9,120 | 325,035 | 13,547 | 22,285 | 13,097 | 8,618 | 391,702 | 88,700 |
| Additions during the year | 50 | 7,918 | 796 | 792 | 575 | - | 10,131 | 2,295 |
| Disposals during the year | - | 1,660 | 1,568 | 2,034 | 3 | - | 5,265 | 1,192 |
| Balance at December 31, 2001 | 9,170 | 331,293 | 12,775 | 21,043 | 13,669 | 8,618 | 396,568 | 89,803 |
| Accumulated depreciation at January 1, 2001 | 8,673 | 188,457 | 8,187 | 17,958 | 11,122 | - | 234,397 | 53,079 |
| Additions during the year | 51 | 21,988 | 1,311 | 1,647 | 436 | - | 25,633 | 5,805 |
| Disposals during the year | - | 1,539 | 1,204 | 2,034 | - | - | 4,777 | 1,082 |
| Balance at December 31, 2001 | 8,724 | 208,906 | 8,494 | 17,571 | 11,558 | - | 255,253 | 57,802 |
| Depreciated cost at December 31, 2001 | 446 | 122,387 | 4,281 | 3,472 | 2,111 | 8,618 | 141,315 | 32,001 |
| Depreciated cost at December 31, 2000 | 447 | 136,578 | 5,360 | 4,327 | 1,975 | 8,618 | 157,305 | 35,621 |

*) Net of investment grant (see Note 2h) amounting to NIS 3,501 thousand ($ 793 thousand) (2000 - NIS 4,495 thousand, $ 1,097 thousand).

**) Including machinery and equipment under capital lease - cost amounting to NIS 30,872 thousand ($ 6,991 thousand) and accumulated depreciation amounting to NIS 6,807 thousand ($ 1,541 thousand).

b. As for charges, see Note 14.
As for claims, see Note 13.

c. Depreciation expenses amounted to NIS 26,208 thousand, NIS 26,828 thousand and NIS 25,633 thousand ($ 5,805 thousand) for the years ended December 31, 1999, 2000 and 2001, respectively.

## NOTE 7:- LEASES

a. The facilities of the Company and its subsidiaries are rented under operating leases for periods ending 2016.

b. Future minimum rental commitments under the aforementioned non-cancelable leases (all of which are operating leases) are linked either to the exchange rate of the U.S. dollar or to the Israeli Consumer Price Index in effect as of balance sheet date, as follows:

| | Adjusted NIS | Convenience translation U.S. $ |
|---|---|---|
| | (In thousands) | |
| For the years ending December 31, | | |
| 2002 | 12,649 | 2,864 |
| 2003 | 11,638 | 2,635 |
| 2004 | 9,609 | 2,176 |
| 2005 | 9,509 | 2,153 |
| 2006 and thereafter | 93,226 | 21,111 |
| | 136,631 | 30,939 |

Rent expenses amounted to approximately NIS 12,792 thousand, NIS 12,745 thousand and NIS 12,495 thousand for the years ended December 31, 1999, 2000 and 2001, respectively.

c. The Company leases under capital lease machinery and equipment for a period of 4 years commencing September 1998 and for a period of 5 years commencing October 2000. As for future payments under the capital lease, see Note 11.

## NOTE 8:- SHORT-TERM CREDIT FROM BANKS AND OTHERS

a. Composition:

| | Interest rate | | Unlinked December 31, | | Convenience translation Unlinked December 31, |
|---|---|---|---|---|---|
| | 2000 | 2001 | 2000 | 2001 | 2001 |
| | % | | Adjusted NIS | | U.S. $ |
| | | | (In thousands) | | |
| Overdrafts | 12.0 | 7.5 | 1,490 | 265 | 60 |
| Short-term credit from banks | 8.5 | 3.9 | 24,491 | 8,018 | 1,816 |
| Short-term credit from others | 18.5 | 13.0 | 3,042 | 3,000 | 679 |
| | | | 29,023 | 11,283 | 2,555 |

b. As of December 31, 2001, the Company and its subsidiaries had authorized credit lines from several banks in the amount of NIS 3,725 thousand, which bear interest at the average rate of Prime +1.8%. Amounts exceeding the authorized credit lines bear interest at the average rate of Prime+3.5%.

The weighted average interest rate of short-term credit in unlinked NIS as of December 31, 2000 and 2001, was approximately 9.7% and 6.4%, respectively.

The Company and its subsidiaries had an unused credit facility in the amount of approximately NIS 3,460 thousand as of December 31, 2001 (there is no fee for the unused portion of the credit facility).

c. As for charges to collateralize part of the short-term loans and credit, see Note 14.

## NOTE 9:- TRADE PAYABLES

| | December 31, 2000 | December 31, 2001 | Convenience translation December 31, 2001 |
|---|---|---|---|
| | Adjusted NIS | Adjusted NIS | U.S. $ |
| | (In thousands) | | |
| Trade payables | 50,775 | 50,237 | 11,376 |
| Notes payable | 5,410 | 4,511 | 1,022 |
| | 56,185 | 54,748 | 12,398 |
| Including shareholders (1) | 10,935 | 11,084 | 2,514 |
| Including related companies of a shareholder (1) | 9,103 | 10,363 | 2,347 |

(1) See Note 18a.

## NOTE 10:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

| | | | |
|---|---|---|---|
| Loan from related party | 1,798 | - | - |
| Related companies of a shareholder (1) | 158 | 72 | 16 |
| Liabilities to employees and payroll accruals | 12,212 | 11,004 | 2,493 |
| Government authorities | 2,107 | 565 | 128 |
| Deferred income taxes (2) | 142 | 119 | 27 |
| Accrued expenses (3) | 2,534 | 1,998 | 453 |
| Other | 244 | 276 | 62 |
| | 19,195 | 14,034 | 3,179 |

(1) See Note 18a.

(2) See Note 16g.

| | | | |
|---|---|---|---|
| (3) Including liability to a shareholder (see Note 18a.) | 943 | 474 | 107 |

## NOTE 11:- LONG-TERM LOANS FROM BANKS AND CAPITAL LEASE OBLIGATIONS

a. Composition of long-term loans from banks and others.

1. Banks:

| | December 31, | | Convenience translation December 31, |
|---|---|---|---|
| | 2000 | 2001 | 2001 |
| | Adjusted NIS | | U.S. $ |
| | (In thousands) | | |
| Banks | 61,778 | 64,183 | 14,534 |
| Less - current maturities | 12,554 | 17,686 | 4,005 |
| | 49,224 | 46,497 | 10,529 |

2. Capital lease obligations:

| | December 31, | | Convenience translation December 31, |
|---|---|---|---|
| | 2000 | 2001 | 2001 |
| | Adjusted NIS | | U.S. $ |
| | (In thousands) | | |
| Capital lease obligations | 23,515 | 16,823 | 3,809 |
| Less - current maturities | 6,495 | 5,937 | 1,344 |
| | 17,020 | 10,886 | 2,465 |

b. The loans are classified by linkage terms and interest rates as follows:

| | Interest rate | | December 31, | | Convenience translation December 31, |
|---|---|---|---|---|---|
| | 2000 | 2001 | 2000 | 2001 | 2001 |
| Linkage terms | % | | Adjusted NIS | | U.S. $ |
| | | | (In thousands) | | |
| 1. Banks: | | | | | |
| Unlinked | 8.9 | 5.5 | 30,423 | 45,000 | 10,190 |
| Israeli CPI | 4.8 | 4.8 | 23,978 | 13,884 | 3,144 |
| In or linked to foreign currency - U.S. $ | 7.6 | 3.1 | 7,377 | 5,299 | 1,200 |
| | | | 61,778 | 64,183 | 14,534 |

NOTE 11:- LONG-TERM LOANS FROM BANKS AND CAPITAL LEASE OBLIGATIONS

2. Capital lease obligations:

| | Interest rate | | December 31, | | Convenience translation December 31, |
|---|---|---|---|---|---|
| | 2000 | 2001 | 2000 | 2001 | 2001 |
| Linkage terms | % | | Adjusted NIS | | U.S. $ |
| | | | (In thousands) | | |
| Israeli CPI | 5.9 | 5.8 | 6,630 | 2,923 | 662 |
| Unlinked | 9.3 | 9.3 | 16,885 | 13,900 | 3,148 |
| | | | 23,515 | 16,823 | 3,810 |

c. Repayment dates subsequent to the balance sheet date are as follows:

1. Banks:

| | December 31, 2001 | Convenience translation December 31, 2001 |
|---|---|---|
| | Adjusted NIS | U.S. $ |
| | (In thousands) | |
| First year (current maturities) | 17,686 | 4,005 |
| Second year | 26,317 | 5,959 |
| Third year | 12,680 | 2,872 |
| Fourth year | 3,750 | 849 |
| Fifth year | 3,750 | 849 |
| | 46,497 | 10,529 |
| | 64,183 | 14,534 |

2. Capital lease obligations:

| | | |
|---|---|---|
| First year (current maturities) | 5,937 | 1,344 |
| Second year | 3,302 | 748 |
| Third year | 3,619 | 820 |
| Fourth year | 3,965 | 897 |
| | 10,886 | 2,465 |
| | 16,823 | 3,809 |

## NOTE 12:- ACCRUED SEVERANCE PAY, NET

a. Severance pay and retirement grants:

1. Under Israeli law and valid labor agreements, the companies of the Group are required to make severance or current pension payments in addition to retirement grants to dismissed employees and to employees leaving employment under certain other circumstances.

   These liabilities are fully covered by regular deposits with severance pay and pension funds and by the balance sheet accrual.

   Employees dismissed before attaining retirement age are entitled to severance pay computed on the basis of their most recent salary. As for part of the Group's employees - in the event that the amounts accumulated in the pension fund are insufficient to cover the severance pay computed as above - the Company and its subsidiaries are to supplement the difference.

   Generally, monthly employees continue their work until the age of retirement and, therefore, the companies' management is of the opinion that any additional liability for supplemental payment to employees dismissed in the future, as mentioned above, is insignificant.

   The companies' employees are participants in a pension fund to which the companies make current monthly payments. The deposits relieve the companies of their severance pay liability. The pension fund is external and independent of the Group.

   Most of the amounts deposited in Mivtahim, severance pay funds and insurance companies and related liabilities are not reflected in the balance sheet since the funds are not under the control and management of the Group.

2. The liability for salary payments to certain employees who were dismissed which is included among "Accrued severance pay, net", was discounted at real annual interest rate of 5%. The current payments that the Company made with severance funds are as follows:

| | | | Convenience translation |
|---|---|---|---|
| | Year ended December 31, | | Year ended December 31, |
| 1999 | 2000 | 2001 | 2001 |
| | Adjusted NIS | | U.S. $ |
| | | (In thousands) | |
| 4,398 | 4,831 | 4,707 | 1,066 |

b. Under labor agreements, certain employees who retire after the age of 55, and who have utilized no more than 65% of the sick leave to which they are entitled, will receive compensation for unutilized sick leave.

## NOTE 12:- ACCRUED SEVERANCE PAY, NET (cont.)

c. The amounts funded for compensation are deposited with the Central Fund for Compensation and with provident funds in the name of the employees. The amounts funded may be withdrawn provided that the instructions of the severance pay law are fulfilled.

d. Below are the amounts for accrued severance pay, retirement grants and compensation for unutilized sick leave, as presented in balance sheet:

| | December 31, | | Convenience translation December 31, |
|---|---|---|---|
| | 2000 | 2001 | 2001 |
| | Adjusted NIS | | U.S. $ |
| | (In thousands) | | |
| Severance pay (1) | 10,015 | 9,627 | 2,180 |
| Less - amounts funded | 9,826 | 9,815 | 2,223 |
| | 189 | (188) | (43) |
| Compensation for unutilized sick leave | 185 | 175 | 40 |
| | 374 | (13) | (3) |
| (1) Including liabilities for salaries to retired employees | 232 | 43 | 10 |

## NOTE 13:- CONTINGENT LIABILITIES AND COMMITMENTS

a. An investee of a shareholder, which is also a supplier of raw materials, has a first refusal right regarding the sale of part of the purchases of the Company's raw materials for a period of ten years commencing October 1998. The Company purchases raw materials from the investee of a shareholder in the ordinary course of business (see Note 18e. with respect to purchases from shareholders).

b. 1. Tri-Wall Containers Ltd. (subsidiary) filed a claim against Kol-Bo Tagar Ltd. in order to exercise the option for aquiring an asset, in accordance with a rental agreement, and to receive a refund of amounts invested in the rented property.

2. The landowners cited in the aforementioned claim, from whom Kol-Bo Tagar rents its asset, filed a claim against Kol-Bo Tagar and Tri-Wall to cancel the option for acquisition of the asset, which was granted to Kol-Bo Tagar, claiming that Kol-Bo Tagar has breached the rental agreement.

NOTE 13:- CONTINGENT LIABILITIES AND COMMITMENTS (cont.)

3. On January 16, 2000, the District Court rendered a judgement according to which the option to acquire the asset granted to Kol-Bo Tagar is nullified stating that Kol-Bo Tagar has breached the rental agreement. Nonetheless, it was stated in the judgement that Tri-Wall has the right to exercise the option and to purchase the asset directly from the landowners.

4. In March 2000, Tri-Wall notified the landowners on the exercise of the option. Tri-Wall transferred to the landowners the option consideration net of the rental fees which were paid from June 1993 (the time when the exercise notification was delivered to Kol-Bo Tagar Ltd.) until the time when the amended exercise notification was delivered. The landowners refunded the payment and they insisted on the payment of the rental fees for the land.

5. The parties have tried to resolve the matter through a process of mediation which eventually did not succeed. At this stage the parties are submitting their summations in writing to the supreme court.

c. The Company is party to a claim filed by relatives of a late former employee in the amount of NIS 600 thousand. According to the estimation of the Company's management and the Company's legal counsel, an adequate provision was recorded in the balance sheets as of December 31, 2000 and 2001, in order to reflect the potential loss in respect of the litigation.

d. On July 29, 2001, several employees of C.D. filed a lawsuit against C.D. for the payment of holiday bonus in the amount of NIS 842 thousand. C.D's attorneys filed an answer.

As per C.D. Management, based on the opinion of its attorneys, should C.D. be held liable, the amount awarded by the court shall be insignificant, and therefore, C.D. did not make a provision in respect of this claim.

e. As for guarantees among the companies of the Group, see Note 14c.

f. As for leases, see Notes 7 and 11.

g. Royalty commitments:

Under the Company's research and development agreements with the Chief Scientist and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-3.5% of sales of products developed with funds provided by the Chief Scientist, up to an amount equal to 100% of the Chief Scientist research and development grants, linked to the U.S. dollar and bears Libor interest per Annum.
As of December 31, 2001, the Company had an outstanding contingent obligation to pay royalties in the amount of NIS 35 thousands.

## NOTE 14:- CHARGES (ASSETS PLEDGED) AND GUARANTEES

a. As collateral for the Company and its subsidiaries' liabilities to banks, the State of Israel and a shareholder, a fixed charge was placed, in an unlimited amount, on any unpaid share capital, equipment, machinery, insurance rights and the shares of Tri-Wall, and a floating charge on all the other properties of the plants and the Group's assets.

b. As collateral for repayment of a loan for the lease of property and equipment in the context of sale - leaseback transaction of machinery and equipment, the Company provided bank guarantee totaling NIS 17,045 thousand ($ 3,860 thousand). The Company has also mortgaged, in favor of the lender, a containers production line.

c. The Company has provided a guarantee to the State of Israel in favor of C.D. Packaging Ltd. in connection with investment grants received by C.D. in an amount not to exceed 50% of C.D. liabilities in respect of its "approved enterprise".

d. The collateralized liabilities are as follows:

| | December 31, | | Convenience translation December 31, |
|---|---|---|---|
| | 2000 | 2001 | 2001 |
| | Adjusted NIS | | U.S. $ |
| | (In thousands) | | |
| Short-term loans and credit | 25,981 | 8,283 | 1,876 |
| Long-term liabilities including current maturities | 85,293 | 81,006 | 18,344 |
| | 111,274 | 89,289 | 20,220 |

## NOTE 15:- SHARE CAPITAL

a. The shares of Carmel Containers are traded on the American Stock Exchange in the United States.

| | December 31, 2000 and 2001 | |
|---|---|---|
| | Authorized | Issued and outstanding |
| | Number of shares | |
| Ordinary shares of NIS 1 par value each | 10,000,000 | 2,520,000 |

The Ordinary shares confer upon their holders the right to participate and vote in the general meetings, the right to receive dividends and the right to a share in excess of assets upon liquidation of the Company.

NOTE 15:- SHARE CAPITAL (Cont.)

b. As of December 31, 2001, a subsidiary of the Company holds a total of 119,813 of the Ordinary shares of NIS 1 par value of the Company, which is netted from shareholders' equity in the amount of NIS 4,074 thousand. The subsidiary intends to hold these shares for a long period of time.

c. Share option plan:

In August 1996, the Company's Board of Directors has authorized through share option plan ("the plan") the grant of options to the Company's employees of up to 100,000 of the Company's Ordinary shares at the exercise price of $ 8.5 per share (the share's market price at the date the plan was approved was $ 10). Half of the options are exercisable after two years and the other half are exercisable after three years. As of December 31, 2001, an aggregate of 46,000 Ordinary shares of the Company are still available for future grant. Any options that are canceled or forfeited become available for future grant.

The options have no expiration date.

A summary of the Company's share option activity and related information, is as follows:

| | Year ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 1999 | | 2000 | | 2001 | |
| | Number of options | Weighted average exercise price | Number of options | Weighted average exercise price | Number of options | Weighted average exercise price |
| | | $ | | $ | | $ |
| Outstanding - at the beginning of year | 54,000 | 8.5 | 54,000 | 8.5 | 54,000 | 8.5 |
| Outstanding - at the end of year | 54,000 | 8.5 | 54,000 | 8.5 | 54,000 | 8.5 |
| Exercisable options | 54,000 | 8.5 | 54,000 | 8.5 | 54,000 | 8.5 |

Where the Company has recorded compensation for options issued with an exercise price below the fair value of the Ordinary shares, the deferred compensation is amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense recognized by the Company and related to its share-based employee compensation awards, was in the amount of NIS 99 thousand, for the year ended December 31, 1999. No compensation expense was recognized during the years ended December 31, 2000 and 2001.

NOTE 15:- SHARE CAPITAL (Cont.)

d. Pro forma information regarding net income and net income per share is required by SFAS-123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions for 1996: risk-free interest rates of 7.5%, dividend yield of 0%, a volatility factor of the expected market price of the Company's Ordinary shares of 0.1, and a weighted-average expected life of three years of the option.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

Pro forma information under SFAS-123:

| | Year ended December 31, | | | Convenience translation Year ended December 31, |
|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2001 |
| | Adjusted NIS | | | U.S. $ |
| | (In thousands) | | | |
| Net income (loss) as reported | 12,182 | 963 | (8,363) | (1,894) |
| Pro forma net income (loss) | 12,141 | 963 | (8,363) | (1,894) |
| Pro forma basic and diluted net income (loss) per share | 4.77 | 0.38 | (3.48) | (0.79) |

e. Dividends:

Dividends declared on the Ordinary shares will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment.

## NOTE 16:- INCOME TAXES

a. Tax benefits under Israel's Law for the Encouragement of Capital Investments, 1959:

1. The production facilities of C.D. Packaging Systems Ltd., ("C.D.") (subsidiary) have been granted the status of an "approved enterprise" under the Law for the Encouragement of Capital Investments, 1959, as amended. Income derived from "approved enterprise" is entitled to tax benefits for a period of seven years commencing with the year the Company first earns taxable income from the "approved enterprise" (provided that the period of limitation, as stated in the law, has not yet elapsed). This income is subject to tax at reduced rate of 25% during the benefit period. For the main plant the benefit period terminated in 2000, and for the expansion the benefit period has not yet commenced, however, it will terminate in 2005.

   The entitlement to the above benefits is conditional upon the fulfillment of the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the investments in "approved enterprises".

   In October 2001, the head of the audit department in the investments center informed C.D. that he may recommend to the management of the investments center to cancel the approval that was granted in 1992 because of C.D.'s non-compliance with the terms and conditions stated in the approval. As a result of the aforesaid notice, C.D. commenced to negotiate with the investments center so as to adjust the terms which C.D. must comply with in order to avoid the cancellation of the approval, and to obtain an approval for the extension of the program. As per C.D's management, the prospects for reaching an agreement with the investment center, are good. The depreciated cost of these grants amounts approximately to NIS 3 million, adjusted to December 31, 2001 (originally approximately adjusted NIS 7 million) which is deducted from property and equipment.

2. In 1997, the production facilities of Tri-wall containers Ltd. ("Tri-wall") (subsidiary) have been granted the status of an "approved enterprise" under the Law or the Encouragement of Capital Investments, 1959. In accordance with this Law, the income from the approved enterprise for a period of ten years, commencing with the first year in which taxable income is generated, but limited to twelve years from commencement of production or fourteen years from the date of approval, which ever is earlier ("benefit period") will be exempt from tax for a period of two years and for the remaining benefit period will be subject to a reduced tax rate of 20%.

NOTE 16:- INCOME TAXES (Cont.)

Tri-wall has not yet received final approval of implementation of the investment program. In the opinion of management, Tri-wall is in compliance with the term of the approved enterprise program.

Due to tax losses incurred by the Company tax benefit period for the approved enterprise program has not yet commenced (See note 16a).

3. Income derived from other sources is taxed at the regular tax rate of 36%. The tax exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the company only upon the complete liquidation of the Company.

The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's subsidiaries' "Approved Enterprise". If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the subsidiaries, it would be taxed at the corporate tax rate applicable to such profits as if the Company has not elected the alternative tax benefits. As of December 31, 2001, the Company and its subsidiaries have immaterial profits from the "Approved Enterprise".

b. Tax benefits under the Law for the Encouragement of Industry ("Taxation"), 1969:

Carmel Systems and its subsidiaries are industrial companies under the Law for the Encouragement of Industry (Taxation), 1969, and as such are entitled to certain tax benefits by virtue of this law, mainly accelerated depreciation.

Under the above law, Carmel Systems and its subsidiary, Tri-Wall Containers, filed a consolidated tax report.

c. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

In accordance with the above law, the results for tax purposes are measured in real terms, based on the changes in the Israeli Consumer Price Index.

In November 2001, an amendment to the Income Tax Law (Inflationary Adjustments) (Amendment No. 14), 2001 was passed by the "Knesset" (Israeli parliament), pursuant to which until February 28, 2002, the Minister of Finance with the approval of the finance committee of the Knesset, is entitled to determine by an order that the provisions of the aforesaid law, in whole or in part, will not apply with respect to a certain tax year if the rate of increase for the Consumer Price Index in that year, did not exceed 3%. On February 28, 2002 the finance committee of the Knesset determined that the provision of the law will apply to all corporations, which are subject to the law, also in 2001.

NOTE 16:- INCOME TAXES (Cont.)

d. Deferred income taxes:

1. Deferred income taxes are computed in respect of temporary differences between the carrying amounts of assets and liabilities included in these financial statements and those to be considered for tax purposes.

The main components in respect of which deferred income taxes have been included are as follows:

Depreciation in respect of property and equipment in the adjusted financial statements and for tax purposes (taking into consideration Opinion 40 of the Institute of Certified Public Accountants in Israel); differences between the value of inventories in the adjusted financial statements and its value for tax purposes; differences in accounting for other income and expenses items in the adjusted financial statements and for tax purposes (mainly provisions for employee rights); carryforward losses and deductions.

2. As of December 31, 2001, the outstanding balance of losses for tax purposes in the consolidated financial statements aggregates to adjusted NIS 68,129 thousand ($ 15,428 thousand) (31.12.2000 - adjusted NIS 46,370 thousand). Israeli carryforward losses have no expiration date.

3. As of December 31, 2001, the outstanding balance of capital losses for tax purposes in the consolidated financial statements, aggregates to adjusted NIS 934 thousand ($ 212 thousand).

4. Significant components of the Company and its subsidiary's deferred tax liabilities and assets are as follows:

| | December 31, | | Convenience translation December 31, |
|---|---|---|---|
| | 2000 | 2001 | 2001 |
| | Adjusted NIS | | U.S. $ |
| | (In thousands) | | |
| Tax loss carryforward | (17,119) | (23,430) | (5,306) |
| Depreciable property and equipment | 38,527 | 38,862 | 8,800 |
| Inventories | 474 | 474 | 107 |
| Provision for employee rights | (2,070) | (1,860) | (421) |
| Allowance for doubtful debts | (1,803) | (1,124) | (255) |
| Others | (358) | (358) | (80) |
| Net deferred taxes before valuation allowance | 17,651 | 12,564 | 2,845 |
| Valuation allowance | 576 | 336 | 76 |
| Net deferred taxes | 18,227 | 12,900 | 2,921 |

NOTE 16:- INCOME TAXES (Cont.)

As of December 31, 2001, the Company and its subsidiaries have provided valuation allowances of approximately NIS 336 thousand, in respect of deferred tax assets resulting from tax capital loss carryforwards. Management currently believes that it is more likely than not that the deferred tax regarding the capital loss carryforwards will not be realized in the foreseeable future.

e. Income tax reconciliation:

A reconciliation between the theoretical tax expense assuming all income is taxed at the statutory rate of 36% and the actual tax expense is as follows:

| | Year ended December 31, | | | Convenience translation Year ended December 31, |
|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2001 |
| | Adjusted NIS | | | U.S. $ |
| | (In thousands) | | | |
| Income (loss) before taxes on income | 19,407 | 880 | (13,912) | $ (3,151) |
| Theoretical tax expense computed at the rate expected to apply to an ordinary company - 36% | 6,987 | 316 | (5,008) | (1,135) |
| Increase (decrease) in income taxes resulting from: | | | | |
| Tax adjustments in respect of inflation in Israel and others | 24 | (141) | (328) | (75) |
| Non-deductible expenses (tax exempt income) and others, net | 136 | (408) | 29 | 8 |
| Decrease in tax expense due to reduced tax rates in companies which were granted approved enterprise status | (235) | (371) | (8) | (2) |
| Decrease in deferred income taxes resulting from utilization of losses and capital losses which were not recorded as an asset in previous years | (14) | - | (12) | (3) |
| Taxes in respect of previous years | 107 | - | - | - |
| Actual tax expense (tax benefit) | 7,005 | (604) | (5,327) | (1,207) |

f. Income taxes included in the statements of income:

| | 1999 | 2000 | 2001 | 2001 |
|---|---|---|---|---|
| Deferred income taxes, net | 6,898 | (604) | (5,327) | (1,207) |
| Taxes in respect of previous year | 107 | - | - | - |
| | 7,005 | (604) | (5,327) | (1,207) |

NOTE 16:- INCOME TAXES (Cont.)

g. Deferred income taxes:

Composition and changes in deferred income taxes as presented in the consolidated balance sheet:

| | In respect of balance sheet items | | | | | | |
|---|---|---|---|---|---|---|---|
| | Depreciable property and equipment | Inventories | Provision for employee rights | Allowance for doubtful debts | Others | Losses for tax purposes | Total |
| | Adjusted NIS (In thousands) | | | | | | |
| Balance as of January 1, 2000 | 37,324 | 504 | (2,271) | (2,076) | (326) | (14,324) | 18,831 |
| Changes during 2000: Amounts charged to the statement of operations | 1,203 | (30) | 201 | 273 | (32) | (2,219) | (604) |
| Balance as of December 31, 2000 | 38,527 | 474 | (2,070) | (1,803) | (358) | (16,543) | 18,227 |
| Changes during 2001: Amounts charged to the statement of operations | 335 | - | 210 | 679 | - | (6,551) | (5,327) |
| Balance as of December 31, 2001 | 38,862 | 474 | (1,860) | (1,124) | (358) | (23,094) | 12,900 |
| Balance as of December 31, 2001 (convenience translation into U.S. $) | 8,800 | 107 | (421) | (255) | (80) | (5,230) | 2,921 |

Deferred income taxes are presented in the balance sheet as follows:

| | December 31, | | Convenience translation December 31, |
|---|---|---|---|
| | 2000 | 2001 | 2001 |
| | Adjusted NIS | | U.S. $ |
| | (In thousands) | | |
| Among current assets ("Other accounts receivable and prepaid expenses") | 578 | 620 | 140 |
| Among current liabilities ("Other accounts payable and accrued expenses") | (142) | (119) | (27) |
| Among long-term liabilities | (18,663) | (13,401) | (3,034) |
| | (18,227) | (12,900) | (2,921) |

NOTE 16:- INCOME TAXES (Cont.)

h. Income tax assessments:

Final tax assessments have been received by the Company and its subsidiaries as follows:

Carmel Systems - up to and including the 2000 tax year.

C.D. Packaging Systems - up to and including the 1999 tax year.

Tri-Wall Containers - up to and including the 2000 tax year.

Solid Packaging Board - has not yet been assessed since incorporation.

## NOTES 17:-LINKAGE TERMS OF MONETARY BALANCES

| | December 31, 2000 | | | | December 31, 2001 | | | |
|---|---|---|---|---|---|---|---|---|
| | Linked to the Israeli Consumer Price Index | In or linked to foreign currency | Unlinked | Total | Linked to the Israeli Consumer Price Index | In or linked to foreign currency | Unlinked | Total |
| | Adjusted NIS (In thousands) | | | | | | | |
| Assets: | | | | | | | | |
| Cash and cash equivalents | - | - | 483 | 483 | - | - | 460 | 460 |
| Trade receivables | - | 557 | 119,140 | 119,697 | - | 75 | 103,725 | 103,800 |
| Other accounts receivable | 305 | - | 3,946 | 4,251 | 415 | - | 3,368 | 3,783 |
| | 305 | 557 | 123,569 | 124,431 | 415 | 75 | 107,553 | 108,043 |
| Liabilities: | | | | | | | | |
| Short-term credit from banks and others | - | - | 29,023 | 29,023 | - | - | 11,283 | 11,283 |
| Trade payables | - | 24,066 | 32,119 | 56,185 | - | 25,340 | 29,408 | 54,748 |
| Other accounts payable and accrued expenses | 3,905 | - | 15,148 | 19,053 | 565 | - | 13,259 | 13,824 |
| Long-term loans from banks and others (including current maturities) | 30,608 | 7,377 | 47,308 | 85,293 | 16,807 | 5,299 | 58,900 | 81,006 |
| | 34,513 | 31,443 | 123,598 | 189,554 | 17,372 | 30,639 | 112,850 | 160,861 |

## NOTES 17:-LINKAGE TERMS OF MONETARY BALANCES (Cont.)

| | December 31, 2001 | | | |
|---|---|---|---|---|
| | Linked to the Israeli Consumer Price Index | In or linked to foreign currency | Unlinked | Total |
| | Convenience translation into U.S. $ (In thousands) | | | |
| Assets: | | | | |
| Cash and cash equivalents | - | - | 104 | 104 |
| Trade receivables | - | 17 | 23,488 | 23,505 |
| Other accounts receivable | 94 | - | 763 | 857 |
| | 94 | 17 | 24,355 | 24,466 |
| Liabilities: | | | | |
| Short-term credit from banks and others | | | | |
| Trade payables | - | - | 2,555 | 2,555 |
| Other accounts payable and accrued | - | 5,738 | 6,660 | 12,398 |
| expenses | 128 | - | 3,002 | 3,130 |
| Long-term loans from banks and others (including current maturities) | 3,806 | 1,200 | 13,338 | 18,344 |
| | 3,934 | 6,938 | 25,555 | 36,427 |

## NOTE 18:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES

| | Linkage terms | Interest rate % | December 31, 2000 | December 31, 2001 | Convenience translation December 31, 2001 |
|---|---|---|---|---|---|
| | | | Adjusted NIS | | U.S. $ |
| | | | (In thousands) | | |
| a. Current liabilities to related parties: | | | | | |
| 1. Trade payables: | | | | | |
| Shareholder | Foreign currency - U.S. dollar | Interest free | 10,935 | 11,084 | 2,514 |
| Related companies of a shareholder | Foreign currency - U.S. dollar | Interest free | 9,103 | 10,363 | 2,347 |
| 2. Other accounts payable and accrued expenses: | | | | | |
| Shareholder | Unlinked | Interest free | 943 | 474 | 107 |
| Related companies of a shareholder | Unlinked | Interest free | 158 | 72 | 16 |
| Shareholder | Israeli CPI | Interest free | 1,798 | - | - |
| b. Current receivables from related parties: | | | | | |
| 1. Trade receivables: | | | | | |
| Related parties | Unlinked | Interest free | 878 | 2,150 | 487 |
| Highest balance | | | 1,779 | 3,054 | 692 |
| 2. Other accounts receivable and prepaid expenses: | | | | | |
| Investees of shareholders | Israeli CPI | Interest free | 664 | 692 | 157 |
| Highest balance | | | 1,461 | 866 | 196 |

## NOTE 18:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

c. Transactions with related parties:

The Company sells to, shareholders, investees of a shareholder and purchases raw materials from investees of a shareholder and shareholders. The sales, purchases and other transactions are as follows:

| | Investees of a shareholder | Shareholders | Total | Convenience translation Total |
|---|---|---|---|---|
| | | Adjusted NIS | | U.S. $ |
| | | (In thousands) | | |
| In 2001: | | | | |
| Expenses: | | | | |
| Purchases | 31,071 | 59,167 | 90,238 | 20,434 |
| Financing and commissions | - | 644 | 644 | 146 |
| | 31,071 | 59,811 | 90,882 | 20,580 |
| Revenues: | | | | |
| Sales | 11,525 | 8,147 | 19,672 | 4,455 |

| | Investees of a shareholder | Shareholders | Total |
|---|---|---|---|
| | | Adjusted NIS | |
| | | (In thousands) | |
| In 2000: | | | |
| Expenses: | | | |
| Purchases | 37,924 | 58,836 | 96,760 |
| Financing and commissions | - | (450) | (450) |
| | 37,924 | 58,386 | 96,310 |
| Revenues: | | | |
| Sales | 7,165 | 9,313 | 16,478 |
| In 1999: | | | |
| Expenses: | | | |
| Purchases | 39,039 | 56,898 | 95,937 |
| Financing and commissions | - | (24) | (24) |
| | 39,039 | 56,874 | 95,913 |
| Revenues: | | | |
| Sales | 5,825 | 11,816 | 17,641 |

## NOTE 19:- SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS

a. Cost of revenues:

| | Year ended December 31, | | | Convenience translation Year ended December 31, |
|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2001 |
| | Adjusted NIS | | | U.S. $ |
| | (In thousands) | | | |
| Materials (1) | 216,006 | 214,717 | 188,840 | 42,763 |
| Salaries, wages and employee benefits | 54,590 | 53,678 | 51,451 | 11,651 |
| Subcontracted work | 2,789 | 2,868 | 2,880 | 652 |
| Other manufacturing costs | 38,089 | 36,878 | 34,675 | 7,853 |
| Depreciation | 23,723 | 24,160 | 23,202 | 5,253 |
| | 335,197 | 332,301 | 301,048 | 68,172 |
| Decrease (increase) in inventories of work in progress | 301 | (178) | 1,354 | 307 |
| Decrease (increase) in inventories of finished products | (3,942) | 3,475 | 309 | 70 |
| | 331,556 | 335,598 | 302,711 | 68,549 |

(1) As for purchases from related parties, see Note 18c.

b. Selling and marketing expenses:

| | 1999 | 2000 | 2001 | 2001 |
|---|---|---|---|---|
| Salaries and employee benefits | 7,944 | 6,782 | 6,622 | 1,500 |
| Advertising expenses | 384 | 422 | 251 | 46 |
| Depreciation | 271 | 261 | 328 | 74 |
| Other selling expenses | *) 8,866 | 10,254 | 10,093 | 2,296 |
| | *) 17,465 | 17,719 | 17,294 | 3,916 |

c. General and administrative expenses:

| | 1999 | 2000 | 2001 | 2001 |
|---|---|---|---|---|
| Salaries and employee benefits | 11,475 | 12,871 | 9,364 | 2,120 |
| Depreciation | 2,213 | 2,407 | 2,103 | 476 |
| Office maintenance and other expenses (1) | *) 7,523 | 10,505 | 7,154 | 1,621 |
| | *) 21,211 | 25,783 | 18,621 | 4,217 |
| (1) Including doubtful and bad debts expenses | (18) | 2,748 | 376 | 85 |

*) Reclassified.

## NOTE 19:- SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS (Cont.)

d. Financial expenses, net:

| | Year ended December 31, | | | Convenience translation Year ended December 31, |
|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2001 |
| | Adjusted NIS | | | U.S. $ |
| | (In thousands) | | | |
| Financial expenses: | | | | |
| Interest expenses and bank charges: | | | | |
| On short-term credit | 6,028 | 3,877 | 5,940 | 1,345 |
| On long-term loans | 3,915 | 4,961 | 5,715 | 1,295 |
| Losses arising from inflationary erosion of the Israeli currency | 1,358 | - | 1,672 | 378 |
| | 11,301 | 8,838 | 13,327 | 3,018 |
| Financial income: | | | | |
| Interest income | (166) | (202) | (573) | (130) |
| Gains arising from inflationary erosion of the Israeli currency | - | (502) | (2,359) | (534) |
| | (166) | (704) | (2,932) | (664) |
| | 11,135 | 8,134 | 10,395 | 2,354 |

e. Other income, net:

| | 1999 | 2000 | 2001 | 2001 |
|---|---|---|---|---|
| Capital gain on sale of property and equipment, net | 44 | 174 | 146 | 33 |
| Other expenses | - | 530 | - | - |
| | 44 | 704 | 146 | 33 |

## NOTE 20:- OPERATING SEGMENTS DATA

Summary information about geographical areas:

The Company operates in one operating segment, the manufacturing of containers, corrugated cardboard panels and other types of paper consumer packaging, (see Note 1a. for a brief description of the Company's business) and follows the requirements of SFAS No. 131 "Disclosures About Segments of an Enterprise and Relating Information":

For each of the years ended December 31, 1999, 2000 and 2001 more than 95% of the Company's revenues were derived from customers located in Israel.

All long-lived assets are located in Israel.

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

| | Year ended December 31, | | | Convenience translation Year ended December 31, |
|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2001 |
| | Adjusted NIS | | | U.S. $ |
| | (In thousands) | | | |
| Shipping containers | 281,518 | 273,477 | 242,645 | 54,947 |
| Consumer packaging products | 45,451 | 40,794 | 28,850 | 6,533 |
| Triple-Wall packaging ,wooden pallets and boxes | 73,761 | 73,139 | 63,468 | 14,372 |
| | 400,730 | 387,410 | 334,963 | 75,852 |

## NOTE 21:- DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company conform to accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United states, as described below:

a. Accrued severance pay, net:

According to Israeli GAAP, accrued severance pay is included in the balance sheet net, and income from earnings on amounts funded is netted from the severance pay.

According to US GAAP accrued severance pay is included in the balance sheets at the total liabilities amount and total amounts funded through provident fund and through insurance policies. Income from earnings on amounts funded is presented on a gross basis.

NOTE 21:- DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

b. Effect of inflation:

The Company, in accordance with Israeli GAAP, comprehensively includes the effect of price level changes in the accompanying consolidated financial statements, as described in Note 2b. Such Israeli accounting principles measure the effects of price level changes in the inflationary nature of the Israeli economy and, as such, is considered a more meaningful presentation than financial reporting based on historical cost for Israeli and U.S. accounting purposes. As permitted by the United States Securities and Exchange Commission rules for Foreign Private Issuers whose financial statements comprehensively include the effects of inflation, price level adjustments have not been reversed and included in a reconciliation of Israeli accounting principles to U.S. accounting principles.

c. Treatment of deferred income taxes:

Under Israeli GAAP, companies reporting in adjusted NIS provide differed income taxes on differences between the financial reporting and tax bases of assets and liabilities.

Under U.S. GAAP, paragraph 9(f) of SFAS No. 109, "Accounting for Income Taxes", creates an exception which prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the local currency into adjusted NIS.

Under Israeli GAAP, income taxes are not provided on the undistributed tax exempt profits of approved enterprise, where such profits have been reinvested and will not be distributed to the company shareholders.

Under U.S. GAAP, deferred income taxes should be provided on the undistributed tax exempt profits of domestic subsidiaries that arose in fiscal years beginning after December 15, 1992.

Both Tri-Wall and C.D. Packaging have immaterial profits from Approved Enterprises, and therefore, in the reconciliation there is no effect from providing deferred income taxes on the undistributed tax exempt profits of an approved enterprise.

d. Proportionate consolidation:

Under Israeli GAAP, jointly controlled entities are included in the Company's consolidated financial statements according to the proportionate consolidation method. Under U.S. GAAP, investments in jointly controlled entities are accounted for by the equity method. Proportionate consolidation is permitted by the Securities and Exchange Commission rules applicable for foreign private issuers.

e. Earnings per share:

According to Israeli GAAP (Opinion No. 55) the dilutive effect of options is included in the computation of primary net income per share only if their being exercised is considered to be probable, based on the ordinary relationship between the market price of the shares issuable upon the exercise of the options, and the discounted present value of the future proceeds derived from the exercise of such options.

NOTE 21:- DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

According to U.S. GAAP basic net income per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with FASB Statement No. 128, "Earnings Per Share".

All outstanding stock options have been excluded from the calculation of the diluted net income per Ordinary share, because they are anti-dilutive for all periods presented. The total weighted average number of shares related to the options excluded from the calculations of diluted net income per share, was 54,000, 54,000 and 54,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

The net income per share according to U.S. GAAP is similar to the net income per share according to Israeli GAAP for the years ended December 31, 1999, 2000 and 2001.

f. Base stock:

Pallets and spare parts are presented as base stock among property and equipment, while new purchases are charged as an expense. According to U.S. GAAP, such amounts should be capitalized and depreciated over the useful lives of the assets.

The effect of this difference on both income and equity is not material.

g. Derivative financial instruments:

Under Israeli GAAP derivative financial instruments are accounted for according to the provisions prevailing under U.S. GAAP before the adoption of Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (Statement 133).

Under U.S. GAAP, Statement 133, requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

NOTE 21:- DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

The Company uses purchased call options to hedge balance sheet accounts denominated in foreign currencies and indexed to the CPI, against changes in foreign exchange rates and changes in the CPI. Due to the short-term settlement period of the derivatives instruments, the difference between the value as required under Israeli GAAP and the fair value as required under U.S. GAAP, is immaterial. Additionally the translation adjustment is immaterial.

h. Impact of recently issued accounting standards:

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. The Company does not expect that the adoption of the new standard to have a material effect on the Company's financial position and results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt FAS 144 as of January 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

## LIST OF INVESTEES

| | Name of company | Percentage of Ownership | Percentage of Control |
|---|---|---|---|
| a. Subsidiaries: | | | |
| | C.D. Packaging Systems Ltd. | 50 | 50.1 |
| | Tri-Wall Containers (Israel) Ltd. | 100 | 100 |
| | Solid Packaging Board Ltd. *) | 50 | 50 |
| b. Inactive companies: | | | |
| | Hadass Firing Range Systems Ltd. | 50 | 50 |
| | Roboraz Ltd. | 100 | 100 |
| | Plaro Container Systems (1989) Ltd. | 100 | 100 |
| | Tri-Wall Pallets (1973) Ltd. | 100 | 100 |

*) Percentage of control represents the percentage of control of C.D. Packaging Systems Ltd. in its jointly controlled entity.

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## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carmel Container Systems Ltd.

Date: March 7, 2002

By Doron Kempler
Doron Kempler
General Manager